            UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549

                             SCHEDULE 13D

                UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No. 2)*

                     Name of Issuer:   PYRAMID OIL CO.

       Title of Class of Securities:   Common Stock, no par value

                       CUSIP Number:   747215 10 1

             Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications:

                             Christina L. Munn
                    Heller Ehrman White & McAuliffe, LLP
                    601 South Figueroa Street, 40th Floor
                         Los Angeles, CA 90017-5758
                                (213) 689-0200

   Date of Event which Requires Filing of this Statement:  March 14, 2002

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








       2 of 15                                 CUSIP No.  747215 10 1


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     J. Benjamin Hathaway

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) (checked)
     (b) (not checked)

3    SEC USE ONLY

4    SOURCE OF FUNDS*    OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS  2(d) or 2(e)  (not checked)

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
       VOTING POWER:  516,908

8    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
       SHARED VOTING POWER:  0

9    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
       DISPOSITIVE POWER:  0

10   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
       SHARED DISPOSITIVE POWER:  1,386,485

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  1,386,485

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
       (not checked)

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  55.6%

14   TYPE OF REPORTING PERSON*     IN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING
         EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.









       3 of 15                                 CUSIP No.  747215 10 1


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Jean E. Hathaway

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) (checked)
     (b) (not checked)

3    SEC USE ONLY

4    SOURCE OF FUNDS*    OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)  (not checked)

6    CITIZENSHIP OR PLACE OF ORGANIZATION:   United States of America

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
        VOTING POWER:  299,709

8    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
        VOTING POWER:  0

9    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
        DISPOSITIVE POWER:  0

10   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
         DISPOSITIVE POWER:  1,386,485

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  1,386,485

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        (not checked)

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  55.6%

14   TYPE OF REPORTING PERSON* IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING
         EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.










       4 of 15                                 CUSIP No.  747215 10 1


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Henry D. Hathaway

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) (checked)
     (b) (not checked)

3    SEC USE ONLY

4    SOURCE OF FUNDS*    OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS  2(d) or 2(e) (not checked)

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
       VOTING POWER:  260,409

8    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
       SHARED VOTING POWER:  31,800

9    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
       DISPOSITIVE POWER:  0

10   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
       SHARED DISPOSITIVE POWER:  1,386,485

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,386,485

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
       (not checked)

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  55.6%

14   TYPE OF REPORTING PERSON*     IN

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING
         EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.











       5 of 15                                 CUSIP No.  747215 10 1

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     John J. Hathaway

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) (checked)
     (b) (not checked)

3    SEC USE ONLY

4    SOURCE OF FUNDS*    OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e) (not checked)

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
       VOTING POWER:  263,309

8    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
        SHARED VOTING POWER:  14,350

9    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
       DISPOSITIVE POWER:  0

10   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
        DISPOSITIVE POWER:  1,386,485

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,386,485

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        (not checked)

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  55.6%

14   TYPE OF REPORTING PERSON*  IN


                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.











       6 of 15                                 CUSIP No.  747215 10 1

Item 1.  Security and Issuer.

     (a)  The name of the issuer is Pyramid Oil Co. (the "Issuer").

     (b) The address of the Issuer's principal executive office is 2008 21st Street, P O Box 832, Bakersfield, CA 93302.

     (c) The title of the class of securities to which this statement relates is the common stock, no par value, of the Issuer (the "Common Stock").

Item 2.  Identity and Background.

     The Report on Schedule 13D filed by J. Benjamin Hathaway dated December 24, 1992, as amended by an amendment dated December 26, 1995, is hereby amended to update the number of shares of Common Stock beneficially owned by Mr. J. Benjamin Hathaway and to include certain additional members of Mr. J. Benjamin Hathaway's family on the report on Schedule 13D. This report is being filed jointly by (i) J. Benjamin Hathaway, (ii) Jean E. Hathaway, (iii) Henry D. Hathaway and (iv) John J. Hathaway (collectively, the "Reporting Persons") in connection with the distribution of 1,041,635 shares (the "Distributed Shares") of Common Stock of the Issuer from the Anna A. Hathaway Revocable Trust (the "Trust") to the Reporting Persons. A copy of the Joint Filing Agreement among the Reporting Persons is set forth on Exhibit A hereto.

     (a) The Reporting Persons are J. Benjamin Hathaway, Jean E. Hathaway, Henry D. Hathaway and John J. Hathaway.

     (b)  The address of each Reporting Person is set forth below:
          J. Benjamin Hathaway     PO Box 832, Bakersfield, CA  93302

          Jean E. Hathaway         161 Acacia Ave., Oroville, CA  95966

          Henry D. Hathaway        110 Bridgerview Dr., Belgrade, MT  59714

          John J. Hathaway         PO Box 96085, Las Vegas, NV  89193

     (c) Mr. J. Benjamin Hathaway is currently the President and Chief Executive Officer and a director of the Issuer. The principal business address of the Issuer is set forth in Item 1 hereof. Mr. Jean E. Hathaway is retired. Mr. Henry D. Hathaway is currently employed as a Director of Public Works for the City of Belgrade, Montana. The principal business address of the City of Belgrade is 91 E. Central Ave., Belgrade, MT 59714. Mr. John J. Hathaway is currently unemployed.

     (d) None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last 5 years.





       7 of 15                                 CUSIP No.  747215 10 1

(e) None of the Reporting Persons was a party to any civil proceeding during the last five years as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the Reporting Persons is a citizen of the United States of America.

Item 3.     Source and Amount of Funds and Other Consideration.

     Each of the Reporting Persons received one fourth of the Distributed Shares as a distribution from the Trust described in Items 2 and 4 hereof.

Item 4.     Purpose of Transaction.

     Following the death of her husband, Anna A. Hathaway transferred the Distributed Shares to the Trust, as a gift and without consideration, in connection with her estate planning. The Trust was revocable by Mrs. Hathaway, and she maintained voting and investment control over the shares during her lifetime. Upon her death on October 14, 2001, the Trust became irrevocable. At that time, Mr. J. Benjamin Hathaway, who had been a co-trustee with Northern Trust Bank of California, obtained under the terms of the Trust the power to vote and dispose of the Distributed Shares.

     On March 14, 2002, the Trust began the process of reregistering the Distributed Shares in equal amounts in the names of the Reporting Persons and transferring certificates evidencing the Distributed Shares to them or, in one case, to a securities broker for the account of the Reporting Person. In connection with the distribution to the Reporting Persons of the Distributed Shares, each of the Reporting Persons entered into that certain Anna A. Hathaway Revocable Trust Receipt, Release and Refunding Agreement, which is set forth on Exhibit B hereto, pursuant to which each Reporting Person expressly agreed to reimburse the Trust and its trustees with respect to any outstanding administrative costs or tax liabilities relating to the Distributed Shares out of the proceeds from the sale of each Reporting Person's portion of the Distributed Shares.

     The Reporting Persons have determined that they will be required to sell all or a substantial portion of the Distributed Shares to satisfy the administrative costs and tax liabilities of the Trust. It is their desire to seek a purchaser or purchasers for all their Common Stock, including the Distributed Shares. While they have received inquiries and proposals from several parties about the sale of their Common Stock and have engaged in some preliminary negotiations, there are no binding agreements to sell their shares of Common Stock at present.







       8 of 15                                 CUSIP No.  747215 10 1

      Except as set forth herein, the Reporting Persons have no current plans or proposals that relate to or would result in:

     (a)  the acquisition or disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction involving the Issuer or any subsidiary;

     (c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary;

     (d)  any changes in the Issuer's board of directors or management;

     (e) any material change in the Issuer's capitalization or dividend policy;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter or bylaws or other actions that may impede the acquisition of control of the Issuer;

     (h) causing the Issuer's securities to cease to be quoted on the OTC Bulletin Board;

     (i) the Issuer's securities becoming eligible for termination of registration under the Securities Exchange Act of 1934, as amended (the "34 Act"); or

     (j)  any similar action.

     While the Reporting Persons have no current plans or proposals with respect to the matters described above, except as indicated above, the Reporting Persons are not precluded from making or supporting in the future such plans or proposals as they believe appropriate. The Reporting Persons may consult with each other or act together with respect to the acquisition, disposition or voting of the Issuer's securities.

Item 5.     Interest in Securities of the Issuer.

     Mr. J. Benjamin Hathaway is the beneficial owner of 1,386,485 shares of Common Stock, or approximately 55.6% of the outstanding Common Stock, representing the aggregate of (i) 516,908 shares that he holds directly, of which 260,408 constitute his portion of the Distributed Shares, and (ii) 869,577 shares that are held by the other Reporting Persons which he beneficially owns as a member of a group as described herein.

     Mr. Jean E. Hathaway is the beneficial owner of 1,386,485 shares of Common Stock, or approximately 55.6% of the outstanding Common Stock, representing the aggregate of (i) 299,709 shares that he holds directly, of which 260,409 constitute his portion of the Distributed Shares, and (ii) 1,086,776 shares that are held by the other Reporting Persons which he

       9 of 15                                 CUSIP No.  747215 10 1

beneficially owns as a member of a group as described herein.

     Mr. Henry D. Hathaway is the beneficial owner of 1,386,485 shares of Common Stock, or approximately 55.6% of the outstanding Common Stock, representing the aggregate of (i) 260,409 shares that he holds directly, all of which constitute his portion of the Distributed Shares, (ii) 31,800 shares that he holds in joint tenancy with his wife, and (iii) 1,094,276 shares that are held by the other Reporting Persons which he beneficially owns as a member of a group as described herein.

     Mr. John J. Hathaway is the beneficial owner of 1,386,485 shares of Common Stock, or approximately 55.6% of the outstanding Common Stock, representing the aggregate of (i) 263,309 shares that he holds directly, of which 260,409 constitute his portion of the Distributed Shares, (ii) 14,350 shares that he holds in joint tenancy with his wife, and (iii) 1,108,826 shares that are held by the other Reporting Persons which he beneficially owns as a member of a group as described herein.

     By virtue of (a) the desire of the Reporting Persons to act collectively in the sale of their shares of Common Stock and (b) the continuing possibility that the Reporting Persons will otherwise act together with respect to the Issuer's securities, as described in Item 4 hereof, each of the Reporting Persons may be deemed for purposes of Section 13(d) of the 34 Act, and Regulation 13D under the 34 Act to be the beneficial owner of all of the 1,386,485 shares of Common Stock owned by all of the Reporting Persons.

     (b) The following table provides information as to the number of shares of Common Stock as to which each person named above in Item 5(a) has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose of or direct the disposition of, or shared power to dispose of or direct the disposition of:

       Name                   Power to Vote             Power to Dispose or
                                                  Direct Disposition

                             Sole     Shared              Sole    Shared

J. Benjamin Hathaway        516,908     0                   0    1,386,485
Jean E. Hathaway            299,709     0                   0    1,386,485
Henry D. Hathaway           260,409   31,800                0    1,386,485
John J. Hathaway            263,309   14,350                0    1,386,485

     (c) The only transaction effected in the Common Stock by the Reporting Persons during the past 60 days was the distribution of the Distributed Shares from the Trust as described in Item 4 hereof.

     (d)  Not applicable.

     (e)  Not applicable.




       10 of 15                                 CUSIP No.  747215 10 1

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     To the best knowledge of the Reporting Persons, except as disclosed herein, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer , finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power of securities of the Issuer.

Item 7.   Material to be filed as Exhibits.

     Exhibit A Joint Filing Agreement
     Exhibit B The Anna A. Hathaway Revocable Trust Receipt, Release and
        Refunding Agreement


































       11 of 15                                 CUSIP No.  747215 10 1

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this amendment to Report on Schedule 13D is true, complete and correct.

Dated:  April 30, 2002
                         /s/ J. Benjamin Hathaway
                         J. Benjamin Hathaway

                         /s/ Jean E. Hathaway
                         Jean E. Hathaway

                         /s/ Henry D. Hathaway
                         Henry D. Hathaway

                         /s/ John J. Hathaway
                         John J. Hathaway



































       12 of 15                                 CUSIP No.  747215 10 1


EXHIBIT INDEX

Exhibit A      Joint Filing Agreement

Exhibit B      The Anna A. Hathaway Revocable Trust Receipt, Release and
                 Refunding Agreement














































       13 of 15                                 CUSIP No.  747215 10 1





                                 EXHIBIT A

                          JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Report on Schedule D (including amendments thereto) with respect to the common stock of Pyramid Oil Co. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such Report. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

     In evidence whereof, the undersigned have caused this agreement to be executed on their behalf this 30th day of April, 2002.

                         /s/ J. Benjamin Hathaway
                         J. Benjamin Hathaway

                         /s/ Jean E. Hathaway
                         Jean E. Hathaway

                         /s/ Henry D. Hathaway
                         Henry D. Hathaway

                         /s/ John J. Hathaway
                         John J. Hathaway






















       14 of 15                                 CUSIP No.  747215 10 1

                                  EXHIBIT B

                      THE ANNA A. HATHAWAY REVOCABLE TRUST
                    RECEIPT, RELEASE AND REFUNDING AGREEMENT

     1. The undersigned hereby acknowledges receipt of the following property from J. Benjamin Hathaway and Northern Trust Bank of California N.A. as Trustees of the Anna A. Hathaway Revocable Trust, said distribution having been made as a preliminary distribution of a portion of the residue of the Trust Estate to the undersigned residuary beneficiary:

     Check in the sum of $25,000.00
     260,408 shares, common stock, of Pyramid Oil Company
     Cash equal to 1 share of Pyramid Oil Company valued on date of distribution

     2. The undersigned acknowledges and agrees, with respect to the aforesaid shares of stock of Pyramid Oil Company, that such shares, when aggregated with shares being distributed simultaneously to other beneficiaries of the Anna A. Hathaway Revocable Trust and the shares already individually owned by such beneficiaries, constitute a control block and that the undersigned will have to comply with federal securities laws in reporting such share ownership and in any future sale of any or all of said shares.

     3. In consideration of the foregoing, the undersigned does hereby remise, release and forever discharge J. Benjamin Hathaway and Northern Trust Bank of California, N.A., as Trustees of the Anna A. Hathaway Revocable Trust, from any and all claims, demands, judgments, actions, causes of action, accounts or reckonings which the undersigned now has or may hereafter have against them with respect to the property so distributed.

     4. In the event that at any time said Trustees shall not have sufficient funds remaining on hand with which to pay any and all claims, obligations, and expenses of administration including, but not limited to, all federal and California estate taxes, income taxes, and any interest and penalties thereon, administration expenses, legal fees, toxic investigation and remediation expenses, and any other obligations due with respect to the estate of Anna A. Hathaway and/or The Anna A. Hathaway Revocable Trust, properly payable from The Anna A. Hathaway Revocable Trust by said Trustees, then the undersigned will immediately upon demand, refund to said Trustees such part or all of the proceeds of sale of the Pyramid Oil Company stock distributed herewith, or any

     5. monies or other property traceable to said shares of stock, as may be required to pay any such claims, obligations, expenses, and taxes.

     6. The undersigned further acknowledges and agrees that this Receipt, Release, and Refunding Agreement (a) is binding upon the undersigned, his heirs, beneficiaries, representatives, successors and assigns and (b) shall survive the termination of The Anna A. Hathaway Revocable Trust and/or the resignation or removal of either or both Northern Trust Bank of California N.A. and J. Benjamin Hathaway as Trustees.

       15 of 15                                 CUSIP No.  747215 10 1


     IN WITNESS WHEREOF, the undersigned has executed this document on February ___, 2002.


                         /s/ J. Benjamin Hathaway
                         J. Benjamin Hathaway

                         /s/ Jean E. Hathaway
                         Jean E. Hathaway

                         /s/ Henry D. Hathaway
                         Henry D. Hathaway

                         /s/ John J. Hathaway
                         John J. Hathaway